Exhibit 35.1

1123 - Servicer Compliance Statement

I, Beth Reitzel, Director of Operations of The Student Loan Corporation (“SLC”), the servicer under the servicing agreement and the administrator under the administration agreement each among SLC, SLC Student Loan Receivables I, Inc. and certain others (together, the “servicing agreements”) relating to SLC Student Loan Trust 2006-1 (the “trust”), certify that:

(a)
A review of SLC’s servicing activities during the period covered by the trust’s report on Form 10-K for the fiscal year ended December 31, 2006 (the “Reporting Period”) and of SLC’s performance under the servicing agreements has been made under my supervision.

(b)	To the best of my knowledge, based on such review, SLC has fulfilled all of its servicing obligations under the servicing agreements in all material respects throughout the Reporting Period.

March 20, 2007

By:  /s/ Beth Reitzel
Name: Beth Reitzel
Title: Director of Operations